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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER
8-45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital Ltd. Ptnshp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston Street, Suite 440
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe — 617-536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/14/14

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital Limited Partnership, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital Limited Partnership as General Partner

Title

Notary Public

ROBERT KATZ
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 6, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

February 25, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

SEC Mail Processing RECEIVED
FEB 27 2014
Wash. DC 101

To Whom It May Concern:

Please find enclosed the audited financial statements for Newbury Street Capital, LP (CRD # 32240) for the year ending 12/31/2013. If you have any questions, please call us at 617-536-0333.

Thank you,

Hallie Coffin-Gould

Hallie Coffin-Gould
Executive Assistant to the CFO

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Newbury Street Capital Limited Partnership ("The Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 19, 2014

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Proactive CPA and Consulting Firm

NEWBURY STREET CAPITAL
LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

Report on Financial Statements

We have audited the accompanying financial statements of Newbury Street Capital Limited Partnership (the "Partnership"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, comprehensive income, changes in partners' capital and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 19, 2014

December 31		2013		2012
Assets				
Current Assets:				
Cash and Equivalents	$	573,960	$	483,475
Investments, at Fair Value		28,020		28,392
Commissions Receivable		8,250		2,700
Prepaid Expenses and Other Current Assets		12,243		12,740
Total Current Assets		622,473		527,307
Clearing Broker Deposit		100,000		100,000
Total Assets	$	722,473	$	627,307
Liabilities and Partners' Capital				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	23,000	$	21,000
Current Portion of Note Payable		8,750		8,750
Due to Affiliated Entity		-		46,000
Total Current Liabilities		31,750		75,750
Note Payable, Net of Current Portion		8,750		17,500
Total Liabilities		40,500		93,250
Partners' Capital:				
Partners' Capital		678,967		538,265
Accumulated Other Comprehensive Loss		3,006		(4,208)
Total Partners' Capital		681,973		534,057
Total Liabilities and Partners' Capital	$	722,473	$	627,307

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2013	2012
Revenues:		
Commissions	$ 403,878	$ 753,022
Interest	286,275	220,849
Dividend Income	1,628	1,896
Commissions Rebate	-	143,251
Other Gain on Investments	-	882
Total Revenues	691,781	1,119,900
Expenses:		
Management Fees	300,000	120,000
Commissions and Clearing	149,882	290,762
Professional Fees	29,400	28,715
Broker Dealer and Agent Fees	29,753	26,364
Insurance - Bonding	14,641	14,972
Loss on Investments	7,881	-
Interest Expense	7,839	5,494
Quote Service	4,800	4,800
Miscellaneous	3,330	3,454
Computer Expense	2,100	2,098
Training	600	600
Compensation Expense	-	-
Total Expenses	550,226	497,259
Net Income	$ 141,555	$ 622,641

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2013		2012
Net Income	$	141,555	$	622,641
Other Comprehensive Income:				
Unrealized Gain (Loss) on Available for Sale Securities		7,586		1,879
Reclassification Adjustment for Realized Gain on Sale of Investments in Marketable Securities		(372)		(502)
Total Other Comprehensive Income		7,214		1,377
Total Comprehensive Income	$	148,769	$	624,018

The accompanying notes are an integral part of these financial statements.

	Partners' Capital	Accumulated Other Comprehensive Loss	Total Partners' Capital
Balance at December 31, 2011	$ 353,582	$ (5,585)	$ 347,997
Net Income	622,641	-	622,641
Other Comprehensive Income	-	1,377	1,377
Distributions to Partners	(402,958)	-	(402,958)
Redemption of Partners' Capital	(35,000)	-	(35,000)
Balance at December 31, 2012	538,265	(4,208)	534,057
Net Income	141,555	-	141,555
Other Comprehensive Income	-	7,214	7,214
Distributions to Partners	(853)	-	(853)
Balance at December 31, 2013	$ 678,967	$ 3,006	$ 681,973

For the Years Ended December 31	2013	2012
Cash Flows from Operating Activities:		
Net Income	$ 141,555	$ 622,641
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Net Other Loss (Gain) on Sale of Investments in Marketable Securities	7,586	(502)
(Increase) Decrease in Commissions Receivable	(5,550)	8,010
Decrease (Increase) in Prepaid Expenses and Other Current Assets	497	(165)
Increase (Decrease) in Accounts Payable and Accrued Expenses	2,000	(39,630)
Decrease in Due to Affiliated Entity	(46,000)	(27,400)
Net Cash Provided by Operating Activities	100,088	562,954
Cash Flows from Investing Activities:		
Proceeds from Sale of Investments in Marketable Securities	-	20,458
Cash Flows from Financing Activities:		
Distributions to Partners	(853)	(402,958)
Principal Payment on Note Payable	(8,750)	(8,750)
Net Cash Used in Financing Activities	(9,603)	(411,708)
Net Increase in Cash and Equivalents	90,485	171,704
Cash and Equivalents, Beginning	483,475	311,771
Cash and Equivalents, Ending	$ 573,960	$ 483,475
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Years for Interest	$ 7,839	$ 5,494
Non-Cash Financing Activities:		
Note Payable for Redemption of Partner Capital	$ -	$ 35,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the "Partnership") was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade-date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Fair Value: The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

The fair value hierarchy is as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts, which are valued using Level 1 inputs. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the Partnership's intent and ability to hold such securities. The classifications of the securities as "trading," "available for sale" and expected to be "held to maturity" are determined at the time of the investments and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Concentrations of Credit Risk: Financial instruments that potentially subject the Partnership to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Partnership maintains its cash, cash equivalents and marketable securities with high-credit quality financial institutions.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes. However, in certain circumstances the Partnership may be required to pay state income taxes.

The Partnership assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Partnership's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income.

1. Organization and Significant Accounting Policies (Continued):

The General Partner has determined that the Partnership does not have a liability for uncertain tax positions or unrecognized benefits as of December 31, 2013 and 2012. The Partnership does not expect any material change in uncertain tax benefits within the next twelve months.

As of December 31, 2013, the Partnership is open to examination in the U.S. federal and certain state jurisdictions for tax years ended December 31, 2013, 2012, 2011, and 2010.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the Partnership may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2013 through February 19, 2014, the latter representing the issuance date of these financial statements.

2. Investments in Marketable Securities:

As of December 31, 2013 and 2012, the Company maintains certain investments in marketable debt and equity securities, registered with the Securities and Exchange Commission, which are classified as available for sale. As of December 31, 2013 and 2012, the original cost of these investments amounted to $25,014, and the fair value of these investments amounted to $28,020 and $28,392, respectively. During the years ended December 31, 2013 and 2012, unrealized gains (losses) on marketable securities in the amounts of ($372) and $1,879, respectively, are included in the accompanying statements of comprehensive income. During the year ended December 31, 2012, realized gains from the sale of marketable securities amounted to $502, and are included in other loss on investments in the accompanying statements of income.

Assets measured at fair value on a recurring basis at December 31, 2013 and 2012, include investments in marketable equity securities classified as available for sale. Fair value measurements are based on quoted market prices in active markets, which are considered to be Level 1 inputs in the fair value hierarchy.

3. Clearing Broker Deposit:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $100,000, which is reflected on the accompanying Statements of Financial Condition.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2013 and 2012.

4. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2013, the Partnership's net capital amounted to $654,527.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Partnership's aggregate indebtedness to net capital ratio amounted to 0.06 to 1.

5. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. For the years ended December 31, 2013 and 2012, management fees incurred by the Partnership for these services amounted to $300,000 and $120,000, respectively.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $14,100 and $14,098, during the years ended December 31, 2013 and 2012, respectively.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training, computer, office, legal and research expenses. As of December 31, 2012, such amounts due to the affiliated entity amounted to $46,000. There were no amounts due to the affiliated entity as of December 31, 2013.

6. Note Payable:

During the year ended December 31, 2012, the Partnership entered into a buyout agreement with one of its partners. The terms of the buyout agreement called for annual payments of $8,750 through 2015. As of December 31, 2013, the balance due under this note amounted to $17,500.

As of December 31, 2013, payments due under this buyout agreement are as follows:

Year Ending December 31,	
2014	8,750
2015	8,750
	$ 17,500

7. Indemnifications:

In the ordinary course of business, the Partnership enters into various agreements containing standard indemnification provisions. The Partnership's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Partnership under such indemnification provisions is uncertain. As of December 31, 2013 and 2012, no amounts have been accrued related to such indemnification provisions.

December 31	2013
Aggregate Indebtedness	$ 40,500
Partners' Capital	$ 681,973
Deductions for Nonallowable Assets:	
Prepaid Expenses and Other Current Assets	(18,243)
Portion of Insurance Deductible above $5,000 Limit	(5,000)
Haircuts on Securities	(4,203)
Net Capital	654,527
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 649,527
Ratio of Aggregate Indebtedness to Net Capital	0.06 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Partnership is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

M F A
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
500 Boylston Street
Boston, MA 02116

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Newbury Street Capital Limited Partnership as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a–13 and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 19, 2014